As filed with the Securities and Exchange Commission on March 13, 2008

Registration No. 333-106884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOLLAR TREE, INC.

(Exact name of registrant as specified in its charter)

VIRGINIA	26-2018846
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 VOLVO PARKWAY
CHESAPEAKE, VIRGINIA 23320
(Address of registrant's principal executive offices)

DOLLAR TREE, INC.
2003 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
(Full title of the plan)

	with a copy to:
BOB SASSER	WILLIAM A. OLD, JR.
DOLLAR TREE, INC.	JOHN S. MITCHELL, JR.
500 VOLVO PARKWAY	WILLIAMS MULLEN
CHESAPEAKE, VA 23320	999 WATERSIDE DRIVE, SUITE 1700
(757) 321-5000	NORFOLK, VIRGINIA 23510
(Name, address and telephone number of agent for service)	(757) 622-3366

EXPLANATORY NOTE

This post-effective amendment is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the "Securities Act"), to reflect the adoption by Dollar Tree Stores, Inc., a Virginia corporation (the "Predecessor Registrant"), of a holding company form of organizational structure. The holding company organizational structure was implemented by the merger (the "Merger"), in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act, of Dollar Tree Merger Sub, Inc., a Virginia corporation, with and into the Predecessor Registrant, with the Predecessor Registrant being the surviving corporation. In the Merger, which was consummated on March 2, 2008 (the "Effective Time"), each share of the issued and outstanding common stock of the Predecessor Registrant was converted into one share of common stock of Dollar Tree, Inc., a Virginia corporation (the "Registrant"). Pursuant to the Merger, the Predecessor Registrant became a direct, wholly-owned subsidiary of the Registrant.

This Post-Effective Amendment No. 1 to Form S-8 pertains to the adoption by Registrant of Registration No. 333-106884, originally covering 500,000 shares of Predecessor Registrant's common stock. (Such original amount may have subsequently been increased under Rule 416 and may have not included other plan shares registered on other registration statements.)

In accordance with Rule 414, the Registrant, as the successor issuer, expressly adopts this Registration Statement as its own for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed with the Securities and Exchange Commission (the "Commission") by the Registrant or the Predecessor Registrant pursuant to the Exchange Act are incorporated by reference herein:

(a) The Predecessor Registrant's Annual Report on Form 10-K for fiscal year ended February 3, 2007, filed April 4, 2007;

(b) The Predecessor Registrant's Current Reports on Form 8-K, filed with the Commission on February 8, 2007, February 28, 2007, March 20, 2007, March 21, 2007, March 28, 2007, April 2, 2007, May 11, 2007, May 30, 2007, June 22, 2007, June 25, 2007, June 27, 2007, August 9, 2007, August 29, 2007, August 31, 2007, September 18, 2007, October 4, 2007, October 19, 2007, October 30, 2007, November 8, 2007, November 28, 2007, December 7, 2007, January 23, 2008, February 7, 2008, February 22, 2008 and February 27, 2008, respectively and the Registrant's Current Reports on Form 8-K, filed with the Commission on March 3, 2008 and March 13, 2008;

(c) The Predecessor Registrant's Quarterly Reports on Forms 10-Q for the periods ended May 5, 2007, filed June 14, 2007, August 4, 2007, filed September 12, 2007 and November 3, 2007, filed December 13, 2007;

(d) All documents filed with the Commission by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold; and

(e) The description of the Registrant's Capital Stock is incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2008, which updates the description of the Predecessor Registrant's Common Stock contained in the Predecessor Registrant's Exchange Act registration statement on Form 8-A dated March 6, 1995, filed with the Commission pursuant to Section 12 of the Exchange Act, including any amendment thereto or report filed for the purpose of updating such description.

Pursuant to Rule 12g-3(a) of the Exchange Act, the Registrant is the successor issuer with respect to the above documents previously filed by the Predecessor Registrant with the Commission and incorporated by reference herein. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable. See Item 3(e) above.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, as amended (the "Code"), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Code and furnishes the corporation with a written undertaking to repay any funds advanced if it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advance of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

The Articles of Incorporation of the Registrant contain provisions indemnifying the directors and officers of the Registrant to the full extent permitted by Virginia law. In addition, the Articles of Incorporation of the Registrant eliminate the personal liability of the Registrant's directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.

The Registrant maintains a standard policy of officers' and directors' liability insurance.

Item 7.   Exemption from Registration Claimed.

Not applicable.

Item 8.   Exhibits.

The Exhibits to this registration statement are listed in the Index to Exhibits, which immediately follows the signature pages hereto.

Item 9.   Undertakings.

(a)The undersigned Registrant hereby undertakes:

(1)To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

(i)To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement,

(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on this 13th day of March 2008.

DOLLAR TREE, INC.

By: /s/ Bob Sasser
   Bob Sasser
   President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
* Macon F. Brock, Jr.	Chairman of the Board	March 13, 2008
/s/ Bob Sasser Bob Sasser	President, Chief Executive Officer and Director	March 13, 2008
/s/ Kathleen Mallas Kathleen Mallas	Controller, Vice President and Assistant Secretary	March 13, 2008
* Arnold S. Barron	Director	March 13, 2008
* Mary Anne Citrino	Director	March 13, 2008
* H. Ray Compton	Director	March 13, 2008
* Richard G. Lesser	Director	March 13, 2008
* Lemuel E. Lewis	Director	March 13, 2008
* J. Douglas Perry	Director	March 13, 2008
* Thomas A. Saunders, III	Director	March 13, 2008
* Eileen R. Scott	Director	March 13, 2008
* Thomas E. Whiddon	Director	March 13, 2008
* Alan Wurtzel	Director	March 13, 2008
* Dr. Carl P. Zeithaml	Director	March 13, 2008

*   Bob Sasser, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission as described in the index of exhibits to this registration statement.

By:

  /s/ Bob Sasser

  Bob Sasser
  March 13, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
*3.1	Articles of Incorporation of the Registrant, attached as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 3, 2008.
*3.2	Bylaws of the Registrant, attached as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on March 3, 2008.
*4.1	Form of Common Stock Certificate, attached as Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on March 13, 2008.
**5.1	Opinion of Williams Mullen.
**10.1	Dollar Tree, Inc. 2003 Non-Employee Director Stock Option Plan.
**23.1	Consent of KPMG LLP.
**23.2	Consent of Williams Mullen (included in Exhibit 5.1).
*24.1	Powers of Attorney, attached as Exhibit 24.1 to the Registrant's post-effective amendment to Registration Statement on Form S-8 (Registration No. 333-126286) filed on March 13, 2008.

*   Previously filed.
**   Filed herewith.

Exhibit 5.1

Opinion of Williams Mullen

March 13, 2008

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

RE: Registration Statement on Form S-8, as amended (No. 333-106884) ("Registration Statement") with respect to the Dollar Tree, Inc. 2003 Non-Employee Director Stock Option Plan (the "Plan")

Ladies and Gentlemen:

We have acted as counsel to Dollar Tree, Inc., a Virginia corporation (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") of the Company's Post-Effective Amendment (the "Post-Effective Amendment") to the above-referenced Registration Statement to be filed as of the date of this letter, originally filed by Dollar Tree Stores, Inc. (the "Predecessor").

The Company became the successor to the Predecessor on March 2, 2008 as a result of a merger (the "Merger") of the Predecessor with its indirect, wholly-owned subsidiary, Dollar Tree Merger Sub, Inc. ("MergerSub"). The Predecessor survived the Merger, the separate corporate existence of MergerSub ceased and the Predecessor became a direct, wholly-owned subsidiary of the Company. The Merger was consummated in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act ("Act"), which provides for the formation of a holding company without a vote of stockholders of the constituent corporations.

The above-referenced Registration Statement, as amended by the Post-Effective Amendment, relates to the issuance of up to those shares of Common Stock (the "Shares") available for issuance under the Plan and described in the Registration Statement, as amended.

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. In such examinations we have assumed the genuineness of all signatures on all original documents, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all copies submitted to us, the authenticity of the originals of documents submitted to us as copies, and the due execution and delivery of all documents where due execution and delivery are prerequisite to the effectiveness thereof.

As to questions of fact material to this opinion, we have relied solely upon certificates and statements of officers of the Company and certain public officials. We have assumed and relied upon the accuracy and completeness of such certificates and statements, the factual matters set forth therein, and the genuineness of all signatures thereon, and nothing has come to our attention leading us to question the accuracy of the matters set forth therein. We have made no independent investigation with regard thereto and, accordingly, we do not express any view or belief as to matters that might have been discovered by independent verification.

Based upon and subject to the foregoing, we are of the opinion that the Shares being registered for sale pursuant to the Registration Statement have been duly authorized and, when issued and delivered upon the exercise or settlement of awards in accordance with the provisions of the Plan (and receipt by the Company of consideration for the Shares, if any, required by such awards), the Shares will be legally and validly issued, fully-paid and non-assessable.

This opinion letter is limited to the Virginia Stock Corporation Act and the federal laws of the United States of America.

We consent to the use of this opinion as an exhibit to the Post-Effective Amendment. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933.

Very truly yours,

/s/ Williams Mullen

- END OF EXHIBIT 5.1 -

EXHIBIT 10.1

DOLLAR TREE, INC.
2003 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

1. PLAN ADMINISTRATION AND ELIGIBILITY.

1.1. PURPOSE. The purpose of the Dollar Tree, Inc. (the "Company") 2003 Non-Employee Director Stock Option Plan (the "Plan") is to advance the interests of the Company and its shareholders by attracting and retaining the highest quality of experienced persons as Non-Employee Directors and to further align the interests of the Non-Employee Directors with the interests of the Company's shareholders.

1.2. ADMINISTRATION. The award of Options under the Plan shall be as described in Section 3. The Plan shall be administered, construed and interpreted by the Board of Directors of the Company. Pursuant to such authorization, the Board of Directors shall have the responsibility for carrying out the terms of the Plan, including but not limited to prescribe the form of the agreement applicable to evidence the award of Options under the Plan, to construe the Plan, to determine all questions arising under the Plan, and to adopt and amend rules and regulations for the administration of the Plan as it may deem desirable. To the extent permitted under the securities laws applicable to compensation plans including, without limitation, the requirements of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or under the Internal Revenue Code of 1986, as amended (the "Code"), a committee of the Board of Directors, or a subcommittee of any committee, may exercise the discretion granted to the Board under the Plan, provided that the composition of such committee or subcommittee shall satisfy the requirements of Rule 16b-3 under the Exchange Act, or any successor rule or regulation. The Board of Directors may also designate a plan administrator to manage the record keeping and other routine administrative duties under the Plan.

1.3. PARTICIPATION IN THE PLAN. Individuals who, as of the day following each year's annual meeting date ("Eligibility Date"), are directors of the Company and who are not employees of the Company or any of its subsidiaries, are eligible to receive grants of options in accordance with Section 3.1 of this Plan ("Eligible Directors"). Grant awards to any Eligible Director who was an employee of the company or any of its subsidiaries at any time during the same calendar year as the Eligibility Date shall be at the discretion of the Board.

2. STOCK SUBJECT TO THE PLAN.

2.1. NUMBER OF SHARES. The maximum number of shares of the Company's $0.01 par value Common Stock ("Common Stock" or "Shares") which may be issued pursuant to options granted under this Plan shall be 500,000 Shares, subject to adjustment as provided in Section 4.4.

2.2. NON-EXERCISED SHARES. If any outstanding option under this Plan for any reason expires or is forfeited or terminated without having been exercised in full, the Shares allocable to the unexercised portion of the option shall again become available for issuance under options granted pursuant to this Plan.

2.3. SHARE ISSUANCE. Upon the exercise of an option, the Company may issue new Shares or reissue Shares previously repurchased by or on behalf of the Company.

2.4. GENERAL RESTRICTIONS. Delivery of Shares under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any Shares under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of Shares, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

2.5. TAX WITHHOLDING. The Board may condition the delivery of any shares or other benefits under the Plan on satisfaction of any applicable withholding obligations. The Board, in its discretion, and subject to such requirements as the Board may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the participant, through the surrender of Shares which the Participant already owns, or through the surrender of Shares to which the participant is otherwise entitled under the Plan.

3. OPTIONS.

3.1. OPTION GRANT DATES. Unless otherwise determined by the Board, and subject to shareholder approval, as may be required by law, options shall be granted automatically to each Eligible Director on the business day following each year's annual meeting date (the "Grant Date"). Any non-employee director first elected as a director after the Eligibility Date but before the next annual meeting shall be granted an option as the Board shall determine in its sole discretion, but in any case covering no more than twice the number of shares granted to Eligible Directors on the most recent Grant Date. The Grant Date for an option granted to a newly elected director hereunder shall be the date of such director's election to the Board, and the Option Price of such option shall be determined as of such Grant Date.

3.2. OPTION PRICE. The purchase price per share for the Shares covered by each option shall be the closing sale price on the Grant Date (the "Option Price") for a share of Common Stock as reported on the principal exchange or market on which the Common Stock is then listed or admitted to trading, or, if the Common Stock is not then so listed, as determined in good faith by the Board. Repricing of options after the date of grant shall not be permitted.

3.3. NUMBER OF OPTION SHARES. The number of Shares subject to options ranted to each participating director on each Grant Date shall be 9,000; provided however that the Board of Directors may reduce this amount or adopt a formula to determine the number of Shares subject to options to be granted, provided however that the number of such Shares may not be increased over 9,000 without shareholder approval. Options which may be granted to participating directors pursuant to this Section 3 are in addition to any Options which may be issued to such directors in lieu of annual fee payments pursuant to other applicable Company plans.

3.4. PERIOD OF OPTION. Unless otherwise determined by the Board, Options shall vest and become exercisable immediately, subject to the provisions of the Plan. The options will expire ten years after the Grant Date or three years after the date the Non-employee Director is no longer a director of the Company, whichever occurs earlier.

3.5. DIRECTOR TERMINATIONS. In the event that a Director's service on the Board ceases due to death, disability or retirement, all outstanding options then held by the Director shall remain exercisable for a period of three years following the cessation of service. Except as otherwise provided by the Board, in the event that a Director's service on the Board ceases due to resignation, or other voluntary removal, vested and exercisable shares shall remain exercisable for a period of one year following the cessation of service. In any event, if a Director is involuntarily removed for breach of duty, dishonesty or any other cause, all vested and exercisable shares of options awarded under this plan are immediately forfeit.

3.6. WRITTEN DOCUMENTATION. Each grant of an option under this Plan shall be evidenced in writing, which shall comply with and be subject to the terms and conditions contained in this Plan.

3.7. NON-STATUTORY STOCK OPTIONS. Options granted under this Plan shall not be entitled to special tax treatment under Section 422A of the Internal Revenue Code of 1986.

3.8. EXERCISE OF OPTIONS. Options may be exercised only by written notice to the secretary of the Company and payment of the exercise price in (i) cash, (ii) Shares, or (iii) delivery of an irrevocable written notice instructing the Company to deliver the Shares being purchased to a broker, who may be selected by the Company, subject to the broker's written guarantee to deliver cash to the Company, in each case equal to the full consideration of the Option Price for the Shares which are being exercised and any required tax withholding. Options
may be exercised in whole or in part. The Board may impose other restrictions or requirements on the permissible method of exercise.

3.9. OPTIONS NOT TRANSFERABLE. Except as otherwise permitted by the Board, each option granted under this Plan shall not be transferable by the optionee other than by will or by the laws of descent and distribution. However, subject to Board approval, the Board may provide that all or a portion of an Option may be granted to an optionee upon terms that permit transfer of the Option in a form and manner determined by the Board. Any person to whom an Option is transferred pursuant to this Section 3.9 shall agree in writing to be bound by the terms of the Plan and the stock option agreement for such Option as if such transferee had been an original signatory thereto, and to execute and/or deliver to the Board any documents as may be requested by the Board from time to time.

3.10. EXERCISE BY REPRESENTATIVE FOLLOWING DEATH OF DIRECTOR. A director, by written notice to the Company, may designate one or more persons (and from time to time change such designation), including his or her legal representative, who, by reason of the director's death, shall acquire the right to exercise all or a portion of an option granted under this Plan. Any exercise by a representative shall be subject to the provisions of this Plan.

4. GENERAL PROVISIONS.

4.1   EFFECTIVE DATE OF THIS PLAN. This Plan is effective July 1, 2003 (the "Effective Date") and the shareholders of Dollar Tree Stores, Inc. approved the Plan on June 19, 2003.

4.2   DURATION OF THIS PLAN. This Plan shall remain in effect until all Shares subject to option grants have been purchased or all unexercised options have expired. Notwithstanding the foregoing, no options may be granted pursuant to this Plan on or after the 10th anniversary of this Plan's effective date.

4.3   AMENDMENT OF THIS PLAN. The Board of Directors may suspend or discontinue this Plan or revise or amend it in any respect, provided, however, that, without approval of the Company's shareholders, no revision or amendment shall (i) change the total number of Shares subject to this Plan (except as provided in Section 4.4), (ii) change the designation of the class of directors eligible to participate in the Plan, (iii) change the exercise price of the options, or (iv) materially increase the benefits accruing to participants under or the cost of this Plan to the Company. Moreover, in no event may Plan provisions be amended more than once every 6 months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules and regulations thereunder. No amendment, modification, or termination of this Plan shall in any manner adversely affect the rights of any director holding options granted under this Plan without his or her consent.

4.4   CHANGES IN SHARES. To prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, in the event of any corporate transaction or event such as a stock dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination or other similar corporate transaction or event affecting the Common Stock with respect to which Options have been or may be issued under the Plan (any such transaction or event, a "Transaction"), then the Board shall, in such manner as the Board deems equitable: (A) make a proportionate adjustment in 1) the maximum number and type of securities as to which Options may be granted under this Plan, 2) the number and type of securities subject to outstanding Options, 3) the grant or exercise price with respect to any such Options, and 4) the per individual limitations on the number of securities that may be awarded under the Plan (any such adjustment, an "Antidilution Adjustment"); provided, in each case, that with respect to all Options, no such adjustment shall be authorized to the extent that such adjustment violates the provisions of Treasury Regulation 1.424-1 and Section 409A of the Code or any successor provisions; and the number of shares of Common Stock subject to any Options denominated in shares shall always be a whole number; or (B) cause any Options outstanding as of the effective date of the Transaction to be cancelled in consideration of a cash payment or alternate equity award (whether from the Company or another entity that is a participant in the Transaction) or a combination thereof made to the holder of such cancelled Option substantially equivalent in value to the fair market value of such cancelled Option. The determination of fair market value shall be made by the Board, as the case may be, in their sole discretion. Any adjustments made hereunder shall be binding on all Holders.

4.5   CHANGE OF CONTROL. If a Change of Control of the Company shall occur, then the Board may, in its discretion, determine that all outstanding Options shall become fully exercisable. If the Board determines to accelerate any such outstanding Options, then such Options shall remain vested and/or exercisable during the remaining term thereof, regardless of whether the Director shall continue with the Company or any Subsidiary. The Board, in its sole discretion, and without the consent of any Director affected thereby, may determine that some or all Directors holding outstanding Options shall receive cash settlements in exchange for redemption of all or a part of such Options. For purposes of the Plan, the term "Change of Control" shall mean (a) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company (in one transaction or in a series of related transactions) to a corporation that is not controlled by the Company, (b) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, (c) a successful tender offer for the Common Stock of the Company, after which the tendering party holds more than 30% of the issued and outstanding Common Stock of the Company, or (d) a merger, consolidation, share exchange, or other transaction to which the Company is a party pursuant to
which the holders of all of the shares of the Company outstanding prior to such transaction do not hold, directly or indirectly, at least 70% of the outstanding shares of the surviving company after the transaction.

4.6   LIMITATION OF RIGHTS.

4.6.1   NO RIGHT TO CONTINUE AS A DIRECTOR. Neither this Plan, nor the granting of an option under this Plan, nor any other action taken pursuant to this Plan shall constitute or be evidence of any agreement or understanding, express or implied, that the Company will retain a director for any period of time, or at any particular rate of compensation.

4.6.2   NO SHAREHOLDERS' RIGHTS FOR OPTIONS. An optionee shall have no rights as a shareholder with respect to the Shares covered by his or her options until the date of the issuance to him or her of a stock certificate therefore.

4.7   ASSIGNMENTS. The rights and benefits under this Plan may not be assigned except as provided in Sections 3.9 and 3.10.

4.8   NOTICE. Any written notice to the Company required by any of the provisions of this Plan shall be addressed to the secretary of the Company and shall become effective when it is received.

4.9   SHAREHOLDER APPROVAL AND REGISTRATION STATEMENT. This Plan shall be approved by the Board of Directors and submitted to the Company's shareholders for approval. Any options granted under this Plan prior to effectiveness of a registration statement filed with the Securities and Exchange Commission covering the Shares to be issued hereunder shall not be exercisable until, and are expressly conditional upon, the effectiveness of a registration statement covering the

Shares.

4.10 GOVERNING LAW. This Plan and all determinations made and actions taken pursuant hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

4.11 SEVERABILITY. If any term or provision of this Plan or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, then the remainder of the Plan, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision hereof shall be valid and be enforced to the fullest extent permitted by applicable law.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dollar Tree, Inc. (formerly Dollar Tree Stores, Inc.):

We consent to the incorporation by reference in the registration statement (No. 333-106884) on Form S-8 of Dollar Tree, Inc. of our reports dated April 2, 2007, with respect to the consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended February 3, 2007, management's assessment of the effectiveness of internal control over financial reporting as of February 3, 2007 and the effectiveness of internal control over financial reporting as of February 3, 2007, which reports appear in the February 3, 2007 annual report on Form 10-K of Dollar Tree Stores, Inc.

Our report on the consolidated financial statements refers to the adoption by Dollar Tree Stores, Inc. of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective January 29, 2006.

/s/ KPMG LLP

Norfolk, Virginia

March 13, 2008